EXHIBIT 99.5

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use of and reference to our name and our reports, and the inclusion of information derived from our reports, evaluating Vermilion Energy Trust's petroleum and natural gas reserves as at December 31, 2005, in this Annual Report on Form 40-F of Vermilion Energy Trust.

Yours very truly,

 (“GLJ Petroleum Consultants Ltd.”)

GLJ Petroleum Consultants Ltd.
4100, 400 - 3rd Avenue S.W.,
Calgary, Alberta, Canada T2P 4H2
(403) 266-9500 Fax (403) 262-1855

Dated: February 21, 2006
Calgary, Alberta